SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 26th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X            Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No    X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated April 26th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
26 April, 2007
SCOR’s shareholders give their full support to the combination of SCOR and Converium
SCOR Group’s Extraordinary General Meeting, chaired by Denis Kessler, was held at 11:00 on 26 April 2007 in Paris.
SCOR’s shareholders, called upon to vote on the resolutions allowing the implementation of the strategic decision to combine SCOR and Coverium, approved all of the proposed resolutions.
These resolutions were designed to approve the in-kind contributions from Patinex AG (“Patinex”) and Alecta pensionsförsäkring (“Alecta“) and the issuance of the shares necessary both to remunerate these in-kind contributions, and to pay for the share component of the tender offer.
Following a discussion in which all of the questions raised by SCOR shareholders were answered, the shareholders’ meeting approved the following:
- the first resolution, regarding the contribution to the Company of 23,216,280 registered shares of Converium by Patinex, with 81.80% of the votes;
- the second resolution, regarding the capital increase designed to remunerate Patinex, with 81.80% of the votes;
- the third resolution, regarding the contribution to the Company of 5,680,000 registered shares of Converium by Alecta, with 81.80% of the votes;
- the fourth resolution, regarding the capital increase designed to remunerate Alecta, with 81.78% of the votes;
- the fifth resolution, regarding a delegation of power to the Board of Directors in order to issue, within a limit of 10% of the Company’s share capital, ordinary SCOR shares in remuneration for any block of Converium shares contributed by any third party, under similar conditions to those applicable to Patinex and Alecta, with 95.30% of the votes;
- the sixth resolution, regarding the decision to proceed with a capital increase by issuing new shares of the Company (without preferential subscription rights) to those shareholders of Converium Holding AG who tender their shares in any Company tender offer for the registered shares of Converium, with 82.84% of the votes;
- the seventh resolution granting power for the formalities, with 99.73% of the votes.
The achieved quorum amounted to 51% of the voting rights for all of the resolutions.
Strengthened by the exceptional support of its shareholders, SCOR will pursue the implementation of the combination of SCOR and Converium in order to create the 5th largest multi-line reinsurance company in the world. This reinsurer will be focused on the European and Asian markets and will be balanced between Life and Non-Life reinsurance, with an increased level of solvency and reinforced income capacity.
Denis Kessler, Chairman and Chief Executive Officer of SCOR, said:
“On behalf of SCOR’s Board of Directors, I am delighted by the exceptional level of support shown by SCOR’s shareholders regarding the combination between SCOR and Converium. The support for this project, which was expressed by a very large majority of votes for all of the resolutions proposed at the Extraordinary General Meeting, shows that SCOR’s shareholders endorse this industrial and financial project, which is based on very solid foundations, and consider the terms and conditions of the offer to be fair and equitable. SCOR will therefore become the lead shareholder of Converium with 32.9% of its share capital and will exercise the corresponding voting rights at Converium’s upcoming General Meeting.”
*
* *
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007

This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium.
The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) and the complementary note (the “Complementary Note”) relating to the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have each been reviewed and registered by the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Complementary Note and a complementary document to Document E (the “Complementary Document”) have each been reviewed and registered by French Autorité des Marchés Financiers (the “AMF”) on April 23, 2007. These documents are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of these documents will be addressed without charge upon request.
U.S. Restrictions
This communication and any documents in relation to the Tender Offer do not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. Accordingly, neither copies of this communication, the Offer Prospectus nor any other document relating to the Tender Offer are being made available and should be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US. Persons.
U.K. Restrictions
This communication and any documents in relation to the Tender Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of the Offer Prospectus, this communication or any other information in relation to the Tender Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the documents relating to the Tender Offer relate is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by the Offer-related documents and/or this press release, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings. Note that forward looking statements bear no relation to “proft forecasts” in the sense of Article 2 of (EC) Regulation n° 809/2004 of the European Commission.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus, para. 2.1 of the Complementary Note, para. 3.1 of Document E and para. 3.1 of the Complementary Document for certain specific risk factors relating to the transactions to which they relate.